02018791

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8- 35442

RECEIVED MAR 01 2002 143

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

State Street Research Investment Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Center
(No. and Street)

Boston	MA	02111-2690
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas Romich (617) 357-1311
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	MA	02116-5022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Romich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of State Street Research Investment Services, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Commonwealth of Massachusetts)
County of Suffolk) ss.

Subscribed and sworn before me this 25th day of February 2002.

[signature]
Signature

Senior Vice President & Controller
Title

[signature]
Notary Public
Amy L. Simmons
My commission expires July 11, 2008.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary Of State Street Research & Management Company)

TABLE OF CONTENTS

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of State Street Research
Investment Services, Inc.:

We have audited the accompanying statement of financial condition of State Street Research Investment Services, Inc. (a wholly owned subsidiary of State Street Research & Management Company) (the "Company") as of December 31, 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of the Company as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

	Page
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	11

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 15, 2002

Deloitte
Touche
Tohmatsu

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of State Street Research & Management Company)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CASH AND CASH EQUIVALENTS	$ 11,456,956
ADVISORY AND DISTRIBUTION FEES RECEIVABLE	4,035,031
ACCOUNTS RECEIVABLE FROM PARENT	2,066,029
ACCOUNTS RECEIVABLE – Other	4,714,252
FEDERAL INCOME TAX RECEIVABLE (Note 3)	3,516,287
FURNITURE AND EQUIPMENT (Net of accumulated depreciation of $1,472,301) (Note 1)	1,149,072
LEASEHOLD IMPROVEMENTS (Net of accumulated amortization of $2,504,637) (Note 1)	777,646
DEFERRED DEALER COMMISSIONS (Net of accumulated amortization of $113,997,764) (Note 1)	38,136,224
OTHER ASSETS	622,306
TOTAL ASSETS	$ 66,473,803

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 11,150,509
Deferred income taxes (Note 3)	14,006,837
Total liabilities	25,157,346
STOCKHOLDER'S EQUITY:	
Common stock, par value, $1.00 per share – 300,000 shares authorized; 1,000 shares issued and outstanding	1,000
Additional paid-in capital	148,653,000
Accumulated deficit	(107,337,543)
Total stockholder's equity	41,316,457
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 66,473,803

See notes to financial statements.

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of State Street Research & Management Company)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

INCOME:	
Distribution fees	$49,564,951
Administrative fees from parent	25,172,850
Commission and other income	2,790,825
Total income	77,528,626
EXPENSES:	
Commissions on mutual fund shares sold	25,434,640
Amortization of deferred dealer commissions	14,403,505
Compensation and benefits	28,389,873
Mutual fund promotion	8,715,534
Mutual fund expense reimbursements (Note 4)	9,162,959
Other expenses	3,844,901
Total expenses	89,951,412
LOSS BEFORE CREDIT FOR INCOME TAXES	(12,422,786)
CREDIT FOR INCOME TAXES (Note 3)	4,187,905
NET LOSS	$ (8,234,881)

See notes to financial statements.

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of State Street Research & Management Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder' Equity
BALANCE, JANUARY 1, 2001	1,000	$1,000	$142,653,000	$ (99,102,662)	$43,551,338
Capital contributed by parent	-	-	6,000,000	-	6,000,000
Net loss	-	-	-	(8,234,881)	(8,234,881)
BALANCE, DECEMBER 31, 2001	1,000	$1,000	$148,653,000	$ (107,337,543)	$41,316,457

See notes to financial statements.

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of State Street Research & Management Company)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS USED IN OPERATING ACTIVITIES:	
Net loss	$ (8,234,881)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	1,282,001
Amortization of deferred dealer commissions	14,403,505
Payment of deferred dealer commissions	(19,969,403)
Contingent deferred sales charges collected	7,151,746
Federal income tax benefit, net	(2,692,320)
Changes in:	
Advisory and distribution fees receivable	5,105,280
Accounts receivable from parent and other	(2,096,540)
Other assets	(79,677)
Accounts payable and accrued expenses	(2,092,089)
Net cash used in operating activities	(7,222,378)
CASH FLOWS USED IN INVESTING ACTIVITIES –	
Capital expenditures	(561,339)
CASH FLOWS FROM FINANCING ACTIVITIES –	
Capital contribution by parent	6,000,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,783,717)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,240,673
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 11,456,956

See notes to financial statements.

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary Of State Street Research & Management Company)

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization – State Street Research Investment Services, Inc. (the "Company") provides investment advisory, management, distribution and administrative services to registered investment companies and also acts as their principal underwriter. The Company's business and results of operations are, to some extent, dependent on investment trends of the United States economy. The Company, a wholly owned subsidiary of State Street Research & Management Company ("SSRM"), which is a wholly owned subsidiary of Metropolitan Life Insurance Company ("Metropolitan Life"), was organized and commenced operations in January 1986.

The Company shares office space, administrative services and certain personnel with SSRM. Specifically identifiable direct and indirect expenses are allocated between the Company and SSRM based upon the entity benefited. Additionally, the Company has entered into certain agreements with SSRM for providing investment and administrative services. Under the terms of these agreements, the Company provides certain services in exchange for fees calculated as a percentage of mutual fund assets managed by SSRM.

Investment Advisory, Distribution and Administrative Fees – Investment advisory, distribution and administrative fees generally are calculated as a percentage of net assets under management and are accrued as earned. Distribution fees represent amounts received from certain mutual funds pursuant to distribution plans under Rule 12b-1 of the Investment Company Act of 1940. Administrative fees represent compensation for administrative services provided to mutual funds managed by SSRM.

Cash Equivalents – Liquid investments with maturities of less than three months are considered to be cash equivalents.

Investments – The Company records investments held at fair market value with unrealized gains or losses reflected directly in the statement of operations.

Fixed Assets – Fixed assets are carried at cost. Depreciation is provided using the straight-line method over the estimated useful lives, ranging from three to 10 years. Leasehold improvements are amortized over the lesser of their estimated lives or related lease terms.

Deferred Dealer Commissions – The Company pays dealer commissions on certain sales of mutual fund shares for which it acts as principal underwriter, and it is entitled to receive contingent deferred sales charges (redemption fees) on certain redemptions by mutual fund shareholders. These dealer commissions are capitalized and amortized over the period that these fund shares are subject to redemption fees. Redemption fees received by the Company are credited to deferred dealer commissions.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred Dealer Commissions (Continued) – The Company periodically evaluates the recoverability of deferred dealer commissions by assessing whether the unamortized asset can be recovered over its remaining life through an analysis of net undiscounted future cash flows related to the asset. If such assessments indicate that the undiscounted cash flows are not sufficient to recover the recorded carrying value, the assets are adjusted to fair value. No such impairments were recorded in the period presented.

Employee Benefit Plans – Employees of the Company participate in employee benefit plans with SSRM, including a defined benefit pension plan, a retirement savings plan under Section 401(k) of the Internal Revenue Code, a retirement savings plan, and the Long-Term Earnings Participation Program. Under the defined benefit pension plan, all accrued benefits are frozen and the plan is closed to new participants. Costs related to the 401(k) plan were $312,860 in 2001.

Under the provisions of the retirement savings plan, SSRM contributes 5% of each employee's base salary, subject to certain length of service and vesting limitations, into an account. Expenses for the retirement savings plan were $444,291 in 2001.

Under the Long-Term Earnings Participation Program, participants selected by SSRM's Board of Directors earn amounts based upon a formula applied to certain annual financial results. Costs related to this program were $536,116 in 2001.

Recent Accounting Pronouncements –

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a Replacement of FASB Standard No. 125." SFAS No. 140 revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The adoption of SFAS No. 140 had no impact on the Company's financial condition, results of operations or cash flows.

Business Combinations – In June 2001, the FASB issued SFAS No. 141, "Business Combinations." The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method, for which the date of acquisition is July 1, 2001 or later. The Company believes that the adoption of SFAS No. 141 will have no impact on its financial condition, results of operations or cash flows.

Goodwill and Other Intangible Assets – In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of SFAS No. 142 will have no impact on its financial condition, results of operations or cash flows.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued) –

Accounting for Asset Retirement Obligations – In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. The Company believes that the adoption of SFAS No. 143 will have no impact on its financial condition, results of operations or cash flows.

Accounting for the Impairment or Disposal of Long-Lived Assets – In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of SFAS No. 144 will have no impact on its financial condition, results of operations or cash flows.

Income Taxes – For federal income tax purposes, the Company's accounts are included in the consolidated returns filed by Metropolitan Life. The Company files consolidated state income tax returns with certain subsidiaries of Metropolitan Life. Federal income taxes represent an agreed-upon allocation from Metropolitan Life. Under this allocation methodology, Metropolitan Life subsidiaries with taxable income record taxes at the applicable statutory rate. Subsidiaries with tax losses receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, measured by applying currently enacted tax rates.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair value of financial instruments is determined by reference to various market data and valuation techniques, as appropriate. These techniques require the Company to develop assumptions on such items as discount rates and future cash flows. Accordingly, such fair value estimates may not necessarily be indicative of the amounts the Company would realize upon a current market exchange.

The amounts reported in the financial statements for cash and cash equivalents; advisory and distribution fees receivable; accounts receivable from parent, net; accounts receivable – other; and accounts payable and accrued expenses approximate fair value because of the short maturities of these instruments.

3. INCOME TAXES

The credit for income taxes for the year ended December 31, 2001 consists of:

Current:	
Federal	$(3,513,033)
State	-
	(3,513,033)
Deferred:	
Federal	(644,125)
State	(30,747)
	(674,872)
Total	$(4,187,905)

The credit for federal income taxes results from an allocated benefit from Metropolitan Life under its corporate tax allocation policy. The provision for income taxes differs from the amount of income tax determined by applying the 35% U.S. statutory federal income tax rate to pretax income from continuing operations as the result of state taxes and miscellaneous non-deductible items.

State Street Research Investment Services joins with Metropolitan Life and Metropolitan Life's includable affiliates in filing a consolidated federal income tax return. The consolidating companies have executed a tax allocation agreement. Under this agreement, the current federal income tax benefit is computed on a separate-return basis and provides that members shall receive reimbursement to the extent that their losses and other credits reduce consolidated federal tax expense. Pursuant to the tax allocation agreement, the amount due from affiliates is $3,516,287.

Deferred tax (liabilities) and assets at December 31, 2001 are as follows:

Deferred dealer commissions	$(13,994,055)
Depreciation	(210,236)
Other	(110,615)
Gross deferred tax liability	(14,314,906)
Gross deferred tax asset	1,194,423
Valuation allowance	(886,354)
Deferred tax liability, net	$(14,006,837)

As of December 31, 2001, the net deferred tax liability includes a benefit of $886,354 resulting from state net operating loss carryforwards. This benefit is offset by a valuation allowance of $886,354. The valuation allowance reflects management's assessment, based on available information, that it is more likely than not that the deferred tax asset for net operating loss carryforwards will not be utilized. The benefit will be recognized when management believes that it is more likely than not that the deferred tax asset is realizable.

4. COMMITMENTS AND CONTINGENCIES

The Company has voluntarily agreed to limit expenses of certain registered investment companies for which it acts as adviser. Expense reimbursements for 2001 amounted to $9,162,959.

5. RELATED PARTY

The Company shares office space, adminstrative services and certain personnel with SSRM. Specifically identifiable direct and indirect expenses are allocated between the Company and SSRM based upon the entity benefited. Certain costs paid by SSRM are allocated to the Company based on a formula which approximates the Company's contribution to the consolidated group. Additionally, the Company has entered into certain agreements with SSRM for providing investment and administrative services. Under the terms of these agreements, the Company provides certain services in exchange for fees calculated as a percentage of mutual funds assets managed by SSRM.

The Company received a capital contribution from SSRM of $6,000,000, during the year.

6. SIGNIFICANT CUSTOMERS

In 2001, revenue from State Street Research Aurora Fund and State Street Research Investment Trust each accounted for company revenue of 26% and 17%, respectively.

7. NET CAPITAL

The rules of the Securities and Exchange Commission Uniform Net Capital Rule require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $974,611 in comparison with the minimum requirement of $686,142. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 10.56 to 1.

8. EXEMPTION FROM RULE 15c3-3

As of December 31, 2001, the Company was exempt from Rule 15c3-3 of the Securities and Exchange Commission under the provisions of subparagraph (k)(l) thereof.

* * * * * *

STATE STREET RESEARCH INVESTMENT SERVICES, INC.
(A Wholly Owned Subsidiary of State Street Research & Management Company)

SCHEDULE OF COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS		$10,292,125
NET CAPITAL:		
Total stockholder's equity		$41,316,457
Debit items:		
Deferred dealer commissions	$24,462,756	
Furniture, equipment and leasehold improvements, net	1,926,717	
Prepaid expenses	586,956	
Nonqualifying investments	35,350	
Nonqualifying receivables	13,134,233	40,146,012
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		1,170,445
HAIRCUTS ON SECURITIES POSITIONS		195,834
NET CAPITAL		$ 974,611
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF BROKER DEALERS		$ 25,000
NET CAPITAL REQUIREMENT – 6-2/3% OF AGGREGATE INDEBTEDNESS ($10,292,125)		$ 686,142
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 288,469
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		10.56 to 1

NOTE – There are no material differences between net capital reported above and the amount reported in the Company's unaudited Amended Form X-17A-5, Part IIA.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
State Street Research Investment Services, Inc.
Boston, Massachusetts

In planning and performing our audit of the financial statements of State Street Research Investment Services, Inc. (a wholly owned subsidiary of State Street Research & Management Company) (the "Company") for the year ended December 31, 2001 (on which we issued our report dated February 15, 2002), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and to ensure that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control, including controls for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management of State Street Research Investment Services, Inc., the Securities and Exchange Commission, the National Association of Security Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 15, 2002